UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

Loxo Oncology, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

548862101
(CUSIP Number)

Lloyd Appel
Aisling Capital
888 Seventh Avenue, 12th Floor
New York, NY 10106
(212) 651-6380
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 548862101	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,188,920
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,188,920
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,188,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 548862101	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,188,920
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,188,920
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,188,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 548862101	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,188,920
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,188,920
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,188,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 548862101	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,188,920
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,188,920
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,188,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 548862101	SCHEDULE 13D	Page 6 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,188,920
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,188,920
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,188,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 548862101	SCHEDULE 13D	Page 7 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,188,920
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,188,920
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,188,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 548862101	SCHEDULE 13D	Page 8 of 13

Item 1.	Security and Issuer.

This Amendment No. 1 (this “Amendment”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 27, 2016, relates to the Common Stock, $0.0001 par value (the “Shares”) of Loxo Oncology, Inc., a Delaware corporation (the “Issuer”) and is being filed to amend the Schedule 13D as specifically set forth below. The principal executive office of the Issuer is located at 281 Tresser Blvd., 9th Floor, Stamford, CT 06901.

Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

Item 2.	Identity and Background.

No material change.

CUSIP No. 548862101	SCHEDULE 13D	Page 9 of 13

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 4,188,920 Shares, consisting of (i) 2,850,709 Shares issued upon the conversion of (x) 2,343,749 shares of Series A Convertible Preferred Stock of the Issuer and (y) 506,960 shares of Series B Convertible Preferred Stock of the Issuer at the closing of the Issuer’s initial public offering of Common Stock (“IPO”) on August 6, 2014, (ii) 188,707 Shares, which were acquired on July 3, 2013 and (iii) 1,149,504 Shares, which were acquired at various times following the IPO at various prices. The source of the purchase price for the Common Stock was capital contributions from the partners of Aisling. No borrowed funds were used in the purchase of the Common Stock.

Item 4.	Purpose of Transaction.

No material change.

CUSIP No. 548862101	SCHEDULE 13D	Page 10 of 13

Item 5.	Interest in Securities of the Issuer.

Item 3 is hereby amended and restated in its entirety as follows:
(a) The aggregate percentage of Shares reported as owned by each Reporting Person is based on 25,548,051 Shares of the Issuer’s Common Stock issued and outstanding immediately following the January 2017 Offering (as defined below), as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2017, assuming there is no exercise by the underwriters in such offering of their option to purchase an additional 580,500 Shares in the January 2017 Offering. Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 4,188,920 Shares, constituting approximately 16.4% of the outstanding Shares.

(b) (i) Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 4,188,920 Shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(ii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Messrs. Elms, Purcell and Schiff may be deemed to share the power to direct the voting and disposition of the 4,188,920 Shares beneficially owned by the Reporting Persons.

(c) On January 10, 2017, Aisling acquired 160,000 Shares in an underwritten offering (the “January 2017 Offering”) at a price of $31.00 per Share.

(d) The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Aisling in accordance with their ownership interests in Aisling.

(e) Not applicable.

CUSIP No. 548862101	SCHEDULE 13D	Page 11 of 13

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplementally amended as follows:

Lock-up Agreement

In connection with the January 2017 Offering, Morgan Stanley & Co. LLC (“Morgan Stanley”), Citigroup Global Markets Inc. (“Citigroup”) and Cowen and Company, LLC (“Cowen”, and together with Cowen, the “Representatives”) and each of Mr. Elms and Aisling entered into Lock-Up Agreements (the “Lock-Up Agreement”). Each of the Lock-Up Agreements provides that, subject to limited exceptions, without the prior written consent of the Representatives, neither Elms nor Aisling will, for a period of 90 days from the date of the Underwriting Agreement dated January 4, 2017 between the Issuer and the Representatives (the “Lock-Up Period”), (1) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, including the filing of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any Shares or securities convertible into or exercisable or exchangeable for Shares, (2) enter into any swap or other similar agreement or arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares or other securities of the Issuer described in clause (1) above, whether now owned or hereafter acquired by Mr. Elms or Aisling or with respect to which Mr. Elms or Aisling has or hereafter acquires the power of disposition.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of each of the Lock-Up Agreements, a copy of which is filed as Exhibits 5 and 6 and are incorporated herein by reference.

CUSIP No. 548862101	SCHEDULE 13D	Page 12 of 13

Item 7.	Material to be Filed as Exhibits.

Exhibit 3:
Amended and Restated Investors’ Rights Agreement, dated July 21, 2014, by and among the Registrant and certain of its stockholders, as amended (incorporated herein by reference to Exhibit 4.2 to the Form S-1/A filed by the Issuer on July 21, 2014 (File No. 333-197123)).

Exhibit 4:	Joint Filing Agreement dated as of May 27, 2016, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).

Exhibit 5:	Lock-Up Agreement dated December 23, 2016, by and among Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Cowen and Company LLC and Aisling Capital III, LP.

Exhibit 6:	Lock-Up Agreement dated January 3, 2017, by and among Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Cowen and Company LLC and Mr. Steven Elms.

CUSIP No. 548862101	SCHEDULE 13D	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2017

AISLING CAPITAL III, LP

By:	Aisling Capital Partners III, LP General Partner

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III, LP

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III LLC

By:	/s/ Dennis Purcell
Name: Dennis Purcell Title: Managing Member

/s/ Steven Elms
Steven Elms

/s/ Dennis Purcell
Dennis Purcell

/s/ Andrew Schiff
Andrew Schiff

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).